Mail Stop 4-6


      January 26, 2005
Laurence Stephenson
Principal Financial Officer President and Director
Tylerstone Ventures Corporation
1136 Martin Street
White Rock, British Columbia
Canada, V4B 3V9

      RE:	Tylerstone Ventures Corporation
   Registration Statement on Form SB-2
   File No. 333-121660

Dear Mr. Stephenson:

      We have reviewed the filing referenced above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2

General

1. In future filings, consider the requirements of Rule 310(g) of
Regulation S-B.
2. Are we correct in presuming that offering subscribers will need to
demonstrate residency in a state where you register or qualify your
proposed offering or where you have established the availability of
an exemption from such a state law securities registration requirement? It appears appropriate to provide information in the prospectus concerning where you will offer the shares and about the existence of any residency or similar requirements imposed on
subscribers in your offering.   Please provide this information in
an
appropriately captioned section of the prospectus.

Prospectus Summary, page 1
3. This section should be a concise overview of your business and should not include detailed information. Please revise to eliminate excessive detail. For example, why do you believe that detailed, legalistic definitions of reserves, proven reserves and probable reserves appropriate information for the summary. This detailed information appears more appropriate for the body of the prospectus, such as the "Properties" section for example.
4. Revise your summary to include subheadings such as "History of the
Company," "Business," "Offering" and "Use of Proceeds." See Regulation C as referred to in Item 503 of Regulation S-B.
5. For balanced disclosure, please state that you have a going concern report issued by your independent accountant, and briefly indicate the consequences to investors.

Summary Information of the Company, page 1

6. Disclosure appearing in the fifth sentence of the third paragraph on this page indicates, in part, that "there is no assurance that the company will find a commercially viable mineral reserve on the Tylerstone until appropriate exploration work is done." This language could be interpreted reasonably to suggest that, once appropriate exploration work is done, a commercially viable mineral reserve will be found. To avoid investor confusion, revise this language to clearly indicate that, regardless of the extent of any exploration work done, a commercially viable mineral reserve might never be found.

Summary Financial Information, page 2

7. Your summary financial information contains summarized information from the statement of operations that does not appear to agree to the statement of operations presented on page 50. Please revise your summary data or the headings of the data so that the information presented agrees to your statement of operations.

Risk Factors, page 3
8. Your risk factor headings should be sufficiently complete to indicate the risk that results from the uncertainty or the condition identified. As examples of headings that should be revised pursuant to this comment, we point you to:
           *"Loss of total investment. . ." on page 3;
           *"Self-underwritten by the directors and officers. . ."
on
page 4; and
           *"The acquisition of additional properties. . ." on page
9.  Please revise.
9. In this same consideration, we note you have not included a heading for the first risk factor you include in this section, and the text is reiterated in numbered paragraph 10 on page 5. Please eliminate duplicative information from the forepart of the filing.
10. Some of your risk factors are in need of substantial revision so that they are tied specifically to Tylerstone and this transaction.
For example, we point you to the risk factors: "The Company`s ability to operate will depend on its ability to face. . ." on page 9; "The company has only recently commenced business..." on page 9 and "Not all officers and directors have experience. . . " on page 10. Revise accordingly.

"Management has sufficient number of shares to effect control. .
.."
page 6
11. Your disclosure in this risk factor implies that upon completion of this offering the directors and officers will retain voting control over the company and investors will not be able to effect a change in control of the company. We note that currently directors hold 57% of the outstanding shares. If the entire offering is sold, directors will hold 23% of the outstanding shares, with investors having greater than 50% of outstanding shares. Revise your risk factor so that your disclosure accurately reflects the potential change in voting in control upon completion of the offering.

"Title to the Tylerstone is unsure. . ." on pages 6-7
12. Disclose whether you plan on verifying the boundaries of the claim by survey anytime in the near future.

"Access to the Tylerstone is difficult. . ." page 7
13. Describe any material difficulties Tylerstone is experiencing in recruiting and mobilizing an exploration crew. If this information is too extensive for risk factor presentation, provide this information in the body of the prospectus, but in the risk factor refer the reader to the place this information is located. Consider how this has or could have an impact on your business plan.

"If the Company does not obtain additional financing. . ." page 9
14. In this paragraph, indicate the minimum period of operations you will be able to fund without the receipt of proceeds of this offering and state that because there is no minimum amount of shares that must be sold, the offering may not have any significant effect on the period of operations that the company will have sufficient proceeds to fund. More clearly identify any alternative potential sources of funding, other than this offering. Clarify the relationship between the market price of gold,, sliver, lead or zinc and your ability to obtain funding from sources other than this offering. Provide investors with a context for understanding this risk by disclosing that you will need to raise $247,500 to complete your entire exploration program. However, this amount does not include the offering expenses and any partial payments to third party creditors.
Additional Risks
15. We note you disclose in a few distinct risk factors the possibility of Tylerstone losing its "good standing." This risk merits materially complete disclosure in its own risk factor. Revise to disclose that the Tylerstone is in good standing until February
24, 2005 at which time assessment work or cash in lieu of assessment work will have to be filed with the Ministry of Energy and Mines for the Province of British Columbia in the amount of $3,230 to keep it in good standing for an additional twelve months. Please revise.

Use of Proceeds, page 11
16. You indicate that you intend to apply offering proceeds for "working capital"; however, your current liabilities exceed current assets by more than $77,000 and you don`t allocate any portion of the
proceeds to eliminate this working capital deficit when 16/% or
33%
of the offered shares are raised. As such, it does not appear appropriate to refer to the use of proceeds for "working capital". Rather, proceeds at that level of offering completion would necessarily only reduce your working capital deficit. Please revise.
17. In your "Summary" you refer to payments owed to third party creditors, however, you make no mention of such payments in your "Use of Proceeds" disclosure at the 16% and 33% levels of offering completion. Please expand to identify the creditors, when amounts to be repaid are owed, the interest rate on debt to be repaid, and explain how you would select creditors to be repaid as varying numbers of shares are sold. What additional creditors will be paid if you complete all of the offering as opposed to 66% of the offering? If you don`t expect to use proceeds to repay your creditors at the 16% and 33% completion levels, as indicated, how will those creditors be repaid and if they are not repaid, what potential consequences might this have on the company`s ability to pursue its business plan? What consideration have you given to discussing the significant working capital deficit that will continue after the offering and the potential adverse impact that may have on your planned operations and potential investors.
18. You reserve broad discretion to amend the use of proceeds. What consideration have you given to providing a prominently positioned risk factor that alerts potential investors to the potential consequences of this discretion that may be exercised by Mr. Stephenson? Disclose the factors that would be considered in evaluating whether a change in use in use of proceeds will occur and identify the circumstances in which a change in the proceeds would occur. Unless you are able to describe those circumstances or contingencies, why is it appropriate to refer to a specific proposed use of proceeds, if your management has essentially unbounded discretion to revise the proceeds` use?

           Plan of Distribution
19. We note the reference to the subscription agreement filed as
Exhibit 99.1. In your response letter, please tell us why you believe Section 4.c of that agreement is consistent with Section 14 of the Securities Act, as well as the corresponding anti-waiver provision of the Securities Exchange Act.

Description of Business, page 28

Business Development, page 28
20. Revise your disclosure to describe with specificity what you mean when you state that the company "has undertaken minor exploration programs."
21. Also, what resources, if any, have you dedicated to identifying potential mineral property?
22. Provide investors with a context for understanding the feasibility of your exploration proposal under "Conclusion and Recommendations" by disclosing when you anticipate being done with the pre-exploration phase you are currently in.

Management`s Discussion and Analysis or Plan of Operation, page 39

23. In your Plan of Operation, please provide greater specificity as to the necessary milestones for each "Phase" of your business plan, including the time periods involved.
24. Specifically address the costs associated with Tylerstone becoming a public reporting company and the sources of funds to be used to pay such costs.

Years Ended August 31, 1999 to 2004, page 42
25. In your disclosure you say - "The transfer agent annual fees are
$1200 per month." A review of your expense analysis on page 41 appears to indicate that this amount is $1200 annually, not monthly.
Please review and revise as needed.

Liquidity and Capital Resources, page 43

26. Please more prominently discuss the auditors` going concern qualification to their report. Disclose the minimum amount of capital that is necessary for you to finance planned operations for a period of not less than 12 months from the date of the prospectus. Identify how you plan to obtain any amounts needed to fund planned operations for that period and discuss alternative sources of funding and any uncertainties with respect to obtaining such funds. Disclose the potential effects on your business and on potential investors if less than this amount of funding is obtained.
27. Also, please explain what the "Miscellaneous" column entails in your operational expenses table.

Executive Compensation, page 47

28. We are unable to locate your Executive Compensation table disclosure required pursuant to Item 402(b) of Regulation S-B. Please revise. Note that this table is required, with respect to all compensation, whether awarded to, earned by or paid to an executive, including deferred amounts. The chief executive officer must be identified and the information concerning his compensation for the most recent fiscal year must be provided in the required tabular format, even if that officer earned less than $100,000 in salary and bonus for that period.

Financial Statements

Statements of Operations, page 50

29. Currently, your statements of operations report all your expenses on a single line item "Expenses." To aid investor understanding, revise your statements of operations to provide greater detail as to the nature of the expenses incurred during each period.

Recent Sales of Unregistered Securities, page 58
30. We note that you relied upon Section 4(2) for the issuance of shares in certain of your unregistered sale transactions. Also, state whether the purchasers were accredited or sophisticated, and if the latter, please outline the access to information afforded to them. See Item 701 of Regulation S-K.

Engineering Comments
31. Insert a small-scale map showing the location and access to your property. Note that SEC`s EDGAR program now accepts digital maps; so please include these in any future amendments that are filed on EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise provide the map to the engineering staff for our review.

32. Much of the property and geology description and other information about your property and your officers are disclosed in such detail that the disclosure tends to obscure what is important to the average investor.  Review all sections and significantly reduce
detailed disclosure by summarizing the significant points, and eliminating the rest. In addition:
* Present information in clear, concise sections, paragraphs and sentences easily understandable to the average reader.
* Whenever possible, use short explanatory sentences and bullet lists.
* Avoid highly technical terminology.
* Use descriptive headings and subheadings.
*
* * * * *
	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


	You may contact Brent Watson at (202) 824-5494 or Brad
Skinner,
Branch Chief, at (202) 942- if you have questions regarding comments on the financial statements and related matters. You may contact Roger Baer at (202) 942-2965 if you have questions regarding the comments on engineering matters. Please contact Loryn Zerner at
(202) 942-1910 for all other questions. If you thereafter require additional assistance, you may call me at (202) 942-1818 or Barbara
C. Jacobs, Assistant Director, at (202) 942-1800.

										Sincerely,



										Mark P. Shuman
										Branch Chief-
Legal



cc: via facsimile 916-442-0400
Daniel B. Eng Esq.
Bartel Eng & Schroder
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Tylerstone Ventures Corporation
January 26, 2005
Page 9 of 9